UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Trustees and Participants of
Best Buy Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 20, 2014

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Participant-directed investments — fair value	$1,373,034,635	$1,036,998,114

Receivables:
Employer contributions	1,660,560	1,737,967
Rollover contributions	26,786	16,655
Participant loans	61,057,083	53,560,205
Interest and dividends receivable	86	406

Total receivables	62,744,515	55,315,233

Total assets	1,435,779,150	1,092,313,347

LIABILITIES:
Amounts due to brokers for securities purchased	—	207,185
Accrued expenses	—	204,179

Total liabilities	—	411,364

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,435,779,150	1,091,901,983

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2 and 5)	(626,768)	(4,391,602)

NET ASSETS AVAILABLE FOR BENEFITS	$1,435,152,382	$1,087,510,381

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

CONTRIBUTIONS:
Participant	$100,626,015	$103,471,218
Employer	59,749,957	63,632,926
Rollovers	3,381,735	2,288,150

Total contributions	163,757,707	169,392,294

INTEREST AND DIVIDEND INCOME	35,686,719	18,870,794

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS (Note 3)	318,109,129	28,942,757

TRANSFERS IN OF ASSETS (Note 1)	—	16,972,910

Total additions	517,553,555	234,178,755

BENEFITS PAID TO PARTICIPANTS	(168,112,385)	(156,730,132)

ADMINISTRATIVE EXPENSES	(1,799,169)	(3,745,987)

Total deductions	(169,911,554)	(160,476,119)

INCREASE IN NET ASSETS	347,642,001	73,702,636

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,087,510,381	1,013,807,745

End of year	$1,435,152,382	$1,087,510,381

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. and subsidiaries (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. Beginning on April 1, 2014, the Plan agreement was amended to state that all employees hired on or after June 1, 2014, will become eligible upon completion of 60 days of continuous service.

The Benefits Committee has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Benefits Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. served as the trustee of the Plan through January 31, 2013. Effective February 1, 2013, the trustee of the Plan changed from JPMorgan Chase Bank N.A. to State Street Bank and Trust. Aon Hewitt serves as the Plan recordkeeper. The Plan is subject to the provisions of ERISA.

Plan Transfers - In December 2011, mindSHIFT Technologies, Inc. was acquired by the Company. The mindSHIFT Technologies, Inc. 401(k) Plan was merged into the Plan on July 13, 2012. Net assets totally $16,972,910 were transferred on that date. Any employee who was a participant in the mindSHIFT Technologies, Inc. 401(k) Plan on July 13, 2012, automatically became a participant in this Plan. Participants of the mindSHIFT Technologies, Inc. 401(k) Plan became fully vested in the amounts transferred to the Plan.

Contributions - Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and Plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the 19 different investment funds or into Company stock offered by the Plan.

On January 31, 2013, Harbor Capital Appreciation Fund was changed to Jennison Capital Appreciation Fund and JPMorgan Prime Morgan Shares was changed to SSGA Government Money Market. Effective February 1, 2013, all funds in the Plan were unitized.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions. Beginning on April 1, 2014, the Plan agreement was amended to state that employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan.

Payment of Benefits - Upon termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. The Plan previously stated that participants with a balance of less than $5,000 are to have accounts distributed within 60 days of Plan year-end. In April 2013, the Plan agreement was amended to decrease the required distribution balance for non-active employees from $5,000 to $1,000. The Plan has undistributed amounts owed to participants that are no longer active employees of the Plan Sponsor in the amounts of $604,079 and $4,015,155 as of December 31, 2013 and 2012, respectively.

Forfeitures - Forfeited nonvested accounts are used to either reduce the Company's matching contributions or to pay Plan administrative expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts as of December 31, 2013 and 2012, was $427,589 and $315,127, respectively. No administrative expenses or Company matching contributions were paid with forfeitures in 2013 or 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the Artisan Small Cap Value Fund, BlackRock Equity Index Fund, MFS International Equity Fund, PIMCO Total Return Fund, Hewitt Ennis Knupp Retirement Growth Fund, American Beacon Large Cap Value Fund, Jennison Capital Appreciation Fund, TimesSquare Mid Cap Growth Fund, Prudential Jennison Small Cap Fund, RidgeWorth Funds Mid Cap Value Equity Fund, SSGA Government Money Market, Galliard Stable Value Fund, and Hewitt Ennis Knupp LifeCycle funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

In accordance with GAAP, the Plan's Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Plan's Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Participant Loans - Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution. At December 31, 2013 and 2012, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Plan participants with account balances in excess of $500 were charged $15 per quarter to cover Plan administrative expenses through May 2013. Effective June 2013, Plan participants with account balances in excess of $500 were charged $16.50 per quarter. Effective December 2013, all Plan participants, regardless of account balance, are charged $16.50 per quarter. In addition, certain administrative expenses may be paid through forfeited accounts or by the Plan Sponsor.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Code's limits. The Plan did not have to return any material excess contributions received during 2013 or 2012.

Subsequent Events - We have evaluated the effects of events that have occurred subsequent to December 31, 2013, through the filing date of the Form 11-K, and we identified no subsequent events other than the Plan amendments disclosed in Note 1.

3.	INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, were as follows:

	2013	2012
Galliard Stable Value Fund	$194,570,228	$174,617,305
Best Buy Co., Inc. Stock Fund	177,059,078	67,511,405
BlackRock Equity Index Fund	116,939,006	84,380,925
MFS International Equity Fund	107,293,809	93,601,847
Jennison Capital Appreciation Fund	100,766,806	*
Harbor Capital Appreciation Fund	**	78,476,421
Artisan Small Cap Value Fund	93,604,541	82,317,082
American Beacon Large Cap Value Fund	88,710,326	61,504,073
PIMCO Total Return Fund	80,800,390	94,596,802
Hewitt Ennis Knupp LifeCycle 2050	77,984,115	***

*	Investment not held as of December 31, 2012. Refer to Note 1 for investment change.

**	Investment not held as of December 31, 2013. Refer to Note 1 for investment change.

***	Investment did not represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012.

During 2013 and 2012, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Best Buy Co., Inc. Stock Fund	$145,917,368	$(61,128,187)
Registered investment funds:
Domestic stocks	53,838,581	25,723,786
International stocks	15,137,164	16,582,308
Bond fund	(4,016,470)	3,708,523
Galliard Stable Value Fund	2,474,124	3,034,931
Pooled funds – domestic stock funds	104,758,362	41,021,396
Net appreciation in fair value of investments	$318,109,129	$28,942,757

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 - Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 - Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.	Quoted prices for similar assets or liabilities in active markets;

ii.	Quoted prices for identical or similar assets in non-active markets;

iii.	Inputs other than quoted prices that are observable for the asset or liability; and

iv.	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2013 and 2012, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,729,017	$—	$—	$2,729,017
Best Buy Co., Inc. Stock Fund	177,059,078	—	—	177,059,078
Registered investments:
Domestic stocks	285,484,396	—	—	285,484,396
International stocks	107,293,809	—	—	107,293,809
Bond fund	80,800,390	—	—	80,800,390
Pooled funds:
BlackRock Equity Index Fund	—	116,939,006	—	116,939,006
Hewitt Ennis Knupp funds	—	307,352,411	—	307,352,411
Jennison Capital Appreciation Fund	—	100,766,806	—	100,766,806
SSGA Government Money Market	—	39,494	—	39,494
Galliard Stable Value Fund:
Fixed income funds	—	152,162,627	—	152,162,627
Stable return fund	—	21,276,347	—	21,276,347
Liquidity fund	—	21,131,254	—	21,131,254
Total	$653,366,690	$719,667,945	$—	$1,373,034,635

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,423,339	$—	$—	$3,423,339
Best Buy Co., Inc. Stock Fund	67,511,405	—	—	67,511,405
Registered investments:
Domestic stocks	286,494,576	—	—	286,494,576
International stocks	93,601,847	—	—	93,601,847
Bond fund	94,596,802	—	—	94,596,802
Pooled funds:
BGI Equity Index Fund H	—	84,380,925	—	84,380,925
Hewitt Ennis Knupp funds	—	230,552,387	—	230,552,387
JPMorgan Prime Morgan Shares	—	1,819,528	—	1,819,528
Galliard Stable Value Fund:
Fixed income funds	—	146,144,094	—	146,144,094
Stable return fund	—	23,587,783	—	23,587,783
Liquidity fund	—	4,885,428	—	4,885,428
Total	$545,627,969	$491,370,145	$—	$1,036,998,114

For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - Classified as Level 1 as investments are primarily comprised of money market funds and commercial paper with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common Stock - Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments - Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled Funds - Classified as Level 2 and valued using the net asset value ("NAV"), based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds and cash. The Hewitt Ennis Knupp Funds invest in a combination of investments held by the Plan, including the Galliard Stable Value Fund. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

SSGA Government Money Market / JPMorgan Prime Morgan Shares - Classified as Level 2 as investments do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. Market value approximates cost as maturities are less than three months.

Galliard Stable Value Fund - Classified as Level 2 as investment contracts are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available, and, if not available, from other sources considered reliable. The investments are redeemed daily at a constant NAV of $1 per unit. The policy of the investment is to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the investment will be able to maintain this value.

5.	INVESTMENT CONTRACTS

The Galliard Stable Value Fund (the “Fund”) primarily invests in traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian. The primary variables impacting the future crediting rates of security-backed contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than zero percent.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the GICs, as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	Any substantive modification of the Fund or the administration of the Fund;

•	Complete or partial termination of the Fund, including a merger with another fund;

•	Failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption from ERISA;

•	Any change in law, regulation, administrative or judicial position, or accounting requirement applicable to the Fund or participating plans;

•
The redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan.

The Plan Administrator does not consider any of these events probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

The average yields earned by the Fund at December 31, 2013 and 2012, are as follows:

	2013	2012
Average yields:
Based on annualized earnings (1)	1.36%	1.23%
Based on interest rate credited to participants (2)	1.42%	1.88%

(1)	Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.
(2)    The computation used gross annualized one-day earnings in fiscal 2013 and 2012.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2013 and 2012, the Plan's stock fund had the following transactions related to the Plan sponsor's common stock:

	2013	2012
Number of common shares purchased	1,165,217	1,351,590
Cost of common shares purchased	$30,045,141	$24,371,319
Number of common shares sold	2,203,789	1,149,224
Market value of common shares sold	$65,586,993	$23,927,614
Cost of common shares sold	$37,869,399	$35,415,943

JPMorgan Asset Management managed the JPMorgan Prime Morgan Shares. JPMorgan Chase Bank N.A. was the trustee of the Plan through January 31, 2013. State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants would become 100% vested in the Company’s contributions.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 24, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$1,435,152,382	$1,087,510,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	626,768	4,391,600
Deemed loan activity	(1,154,123)	(979,026)
Net assets available for benefits per Form 5500	$1,434,625,027	$1,090,922,955

As of December 31, 2013 and 2012, the following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500:

	2013	2012
Increase in net assets per statement of changes in net assets available for plan benefits	$347,642,001	$73,702,636
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,764,832)	3,735,213
Deemed loan activity	(175,097)	(55,066)
Net income per Form 5500	$343,702,072	$77,382,783

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)
(EMPLOYER IDENTIFICATION NUMBER 41-0907483)
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Description of Investment		Current Value

	INTEREST-BEARING CASH	$2,729,017

	REGISTERED INVESTMENT COMPANIES:
	American Beacon Large Cap Value Fund	88,710,326
	Artisan Small Cap Value Fund	93,604,541
	TimesSquare Mid Cap Growth Fund	15,314,578
	MFS International Equity Fund	107,293,809
	PIMCO Total Return Fund	80,800,390
	Prudential Jennison Small Cap Fund	63,451,237
	RidgeWorth Funds Mid Cap Value Equity Fund	24,403,714
	Total registered investment companies	473,578,595

	POOLED FUNDS:
	BlackRock Equity Index Fund	116,939,006
	Jennison Capital Appreciation Fund	100,766,806
	Hewitt Ennis Knupp Retirement Growth	10,927,526
	Hewitt Ennis Knupp LifeCycle 2015	8,499,074
	Hewitt Ennis Knupp LifeCycle 2020	15,851,988
	Hewitt Ennis Knupp LifeCycle 2025	24,518,765
	Hewitt Ennis Knupp LifeCycle 2030	31,371,966
	Hewitt Ennis Knupp LifeCycle 2035	40,155,915
	Hewitt Ennis Knupp LifeCycle 2040	46,195,547
	Hewitt Ennis Knupp LifeCycle 2045	51,847,515
	Hewitt Ennis Knupp LifeCycle 2050	77,984,115
*	SSGA Government Money Market	39,494
	Total pooled funds	525,097,717

	Galliard Stable Value Fund	194,570,228

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	177,059,078

	TOTAL 2013 INVESTMENTS	$1,373,034,635

*	PARTICIPANT LOANS, 4.25%–11.5% interest rate range and maturity dates through November 10, 2028	$61,057,083

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 20, 2014	By:	/s/ SHARON L. McCOLLAM
Sharon L. McCollam
Chief Administrative Officer and Chief Financial Officer
(duly authorized and principal financial officer and principal accounting officer)